AB
1114

PW



10032402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

OCT 27 2010

Washington, DC
110

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46447 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2009 (MM/DD/YY) AND ENDING 09/30/2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11300 TOMAHAWK CREEK PARKWAY, SUITE 240
(No. and Street)

LEAWOOD (City) KANSAS (State) 66211-2670 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ARTHUR C. PETERSON (913) 648-1881
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HUTCHINS & HAAKE, LLC
(Name – *if individual, state last, first, middle name*)

11900 COLLEGE BLVD., SUITE 310, OVERLAND PARK, KS 66210
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PW

## OATH OR AFFIRMATION

I, ARTHUR C. PETERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASSIST INVESTMENT MANAGEMENT COMPANY, INC., as of SEPTEMBER 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title



NOTARY PUBLIC
STATE OF KANSAS
PATRICIA A. PETERSON
My Appt. Exp. 9/8/2014


Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Hutchins & Haake, LLC**

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

## INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Assist Investment Management Company, Inc.
Leawood, Kansas

We have audited the accompanying statements of financial condition of Assist Investment Management Company, Inc., as of September 30, 2010 and 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of aggregate indebtedness, and computation of basic net capital requirements, pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Assist Investment Management Company, Inc. as of September 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

*Hutchins & Haake, LLC*

Hutchins & Haake, LLC
Certified Public Accountants

October 15, 2010
Overland Park, Kansas

## ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

Statements of Financial Condition
September 30, 2010 and 2009

| ASSETS | 2010 | 2009 |
|---|---|---|
| Current assets | | |
| Cash and cash equivalents | $ 213,787 | $ 225,298 |
| Cash deposit with clearing organization | 10,736 | 10,736 |
| Commissions receivable | 6,795 | 4,114 |
| Prepaid taxes | - | 1,062 |
| Prepaid expenses | 3,938 | 5,896 |
| Total current assets | 235,256 | 247,106 |
| Office furniture and equipment | 98,575 | 98,575 |
| Less accumulated depreciation | 72,397 | 65,894 |
| Net office furniture and equipment | 26,178 | 32,681 |
| Other assets-security deposits | 4,959 | 4,959 |
| Total assets | $ 266,393 | $ 284,746 |

| LIABILITIES AND STOCKHOLDERS' EQUITY | 2010 | 2009 |
|---|---|---|
| Current liabilities | | |
| Commissions and accounts payable | $ 31,651 | $ 33,370 |
| Payroll taxes payable | 10,677 | 11,047 |
| Total current liabilities | 42,328 | 44,417 |
| Stockholders' equity | | |
| Common stock, no par value | | |
| Class A, 100,000 shares authorized; 92,197 shares issued; 66,341 shares outstanding | 364,825 | 364,825 |
| Classes B and C, 100,000 shares each authorized; no shares issued | - | - |
| Retained earnings (deficit) | (84,698) | (68,434) |
| | 280,127 | 296,391 |
| Less treasury stock, at cost (25,856 shares) | (56,062) | (56,062) |
| Total stockholders' equity | 224,065 | 240,329 |
| Total liabilities and stockholders' equity | $ 266,393 | $ 284,746 |

*The accompanying notes are an integral part of these financial statements.*

## ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

Statements of Income
For the Years Ended September 30, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| Revenue | | |
| Commissions income | $1,359,522 | $1,404,051 |
| Other income | 31,022 | 35,287 |
| Total revenue | 1,390,544 | 1,439,338 |
| Expenses | | |
| Commission expense | 811,621 | 838,348 |
| Salaries | 286,800 | 300,700 |
| Payroll taxes | 41,567 | 41,254 |
| Employee benefits | 24,391 | 26,085 |
| Rent | 63,186 | 55,978 |
| Telephone | 25,196 | 23,819 |
| Travel and entertainment | 2,871 | 8,481 |
| Processing and ticket charges | 67,928 | 79,169 |
| Professional fees | 25,697 | 17,121 |
| Printing and office | 15,354 | 24,445 |
| License and permits | 20,240 | 22,731 |
| Insurance | 11,579 | 9,963 |
| Utilities | 4,666 | 4,681 |
| Depreciation | 6,504 | 5,315 |
| Total expenses | 1,407,600 | 1,458,090 |
| Operating loss | (17,056) | (18,752) |
| Investment income (loss) | 792 | (2,839) |
| Loss before income taxes | (16,264) | (21,591) |
| Provision for income taxes | - | - |
| Net loss | $ (16,264) | $ (21,591) |

*The accompanying notes are an integral part of these financial statements.*

**ASSIST INVESTMENT MANAGEMENT COMPANY, INC.**

Statements of Changes in Stockholders' Equity
For the Years Ended September 30, 2010 and 2009

| | Common Stock | Treasury Stock | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| Balance at September 30, 2008 | $ 364,825 | $ (56,062) | $ (46,843) | $ 261,920 |
| Net loss | - | - | (21,591) | (21,591) |
| Balance at September 30, 2009 | 364,825 | (56,062) | (68,434) | 240,329 |
| Net loss | - | - | (16,264) | (16,264) |
| Balance at September 30, 2010 | $ 364,825 | $ (56,062) | $ (84,698) | $ 224,065 |

*The accompanying notes are an integral part of these financial statements.*

## ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

Statements of Cash Flows
For the Years Ended September 30, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| Cash flows from operating activities | | |
| Net loss | $ (16,264) | $ (21,591) |
| Adjustments to reconcile net loss to net cash used by operating activities | | |
| Depreciation | 6,503 | 5,315 |
| Change in operating assets and liabilities | | |
| Deposit with clearing organization | - | (32) |
| Accounts receivable | (2,681) | 11,060 |
| Prepaid expenses | 1,958 | 1,415 |
| Income tax receivable or payable | 1,062 | - |
| Commissions and accounts payable | (1,719) | (38,654) |
| Accrued expenses | (370) | 6,979 |
| Net cash used by operating activities | (11,511) | (35,508) |
| Cash flows from investing activities | | |
| Purchase of office furniture and equipment | - | (37,996) |
| Increase in security deposits | - | (2,500) |
| Net cash provided (used) by investing activities | - | (40,496) |
| Net decrease in cash and cash equivalents | (11,511) | (76,004) |
| Cash and cash equivalents | | |
| Beginning | 225,298 | 301,302 |
| Ending | $ 213,787 | $ 225,298 |

*The accompanying notes are an integral part of these financial statements.*

## ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

Notes to Financial Statements
September 30, 2010 and 2009

### Note 1 – Summary of Significant Accounting Policies

A. ***Description of Business***
Assist Investment Management Company, Inc. (the Company), incorporated in the State of Kansas in 1993, is a broker-dealer registered with the Securities and Exchange Commission, having all customer transactions cleared through another broker-dealer on a fully disclosed basis. It maintains offices in Kansas, Nebraska and Illinois and its client base is largely located in this market area. The Company is a member of FINRA, MSRB and SIPC.

B. ***Cash Equivalents***
The Company includes money market accounts as a cash equivalent investment.

C. ***Receivables***
The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

D. ***Office Furniture and Equipment***
Office furniture and equipment are recorded at cost. Depreciation is computed using the straight line method for financial statement purposes and accelerated methods for tax returns. When differences between accelerated methods utilized for tax returns in a given year do not vary materially from straight-line depreciation, financial statement depreciation has been conformed to the amounts used in preparing tax returns. The useful lives of the related assets are from five to seven years. Expenditures for maintenance and repairs are charged to expense as incurred.

E. ***Income Taxes***
No deferred income tax benefits or expenses have been recognized in the years ended September 30, 2010 or 2009. For 2010 and 2009, depreciation expensed in preparation of tax returns exceeded that recorded in the financial statement by $1,144 and $16,934. The net operating loss calculated on the Company's Federal tax return, which reflects the impact of the excess tax return depreciation, is $8,512 for the year ended September 30, 2010 and $29,712 for the year ended September 30, 2009. Further, capital losses generated in 2009 in the amount of $4,650 are not currently deductible. The deferred tax impacts of these differences upon the 2010 and 2009 financial statements are not assured and management has elected not to record them. The operating losses reflected on the tax returns are available to offset future tax return income and would expire, if not utilized earlier, in 2029 and 2030. The non-deductible capital loss is available to offset future capital gains and would expire, if not utilized earlier, in 2014.

There is no current income tax expense or benefit for 2010 or 2009.

## Note 1 – Summary of Significant Accounting Policies *(continued)*

F. ***Use of Estimates***
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. ***Securities Transactions***
Customers' securities transactions and the related commission income and expenses are recorded on a settlement date basis. Had these transactions been recorded on a trade date basis, the effect on the accompanying financial statements would not have been significant.

H. ***Prepaid Expenses***
The cost of registration and regulator fees are allocated and expensed ratably over the period to which those fees apply.

I. ***Reclassifications***
Certain reclassifications have been made to prior year financial statements to conform to current year presentation.

## Note 2 – Cash on Deposit With Clearing Broker

On September 30, 2010 and 2009, cash balances of $10,736 were on deposit with the Company's clearing broker and are maintained as collateral for customers' open security transactions.

## Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital. At September 30, 2010, the Company had net capital of $188,990, which was $183,990 in excess of its required net capital of $5,000.

## Note 4 – Lease Commitment

The Company conducts operations in Kansas, Nebraska and Illinois and leases premises for each of these offices. The annual minimum future rental payments (excluding operating expense which may vary from year to year) are as follows:

**Note 4 – Lease Commitment *(continued)***

| Year ending September 30 | |
|---|---|
| 2011 | $ 61,390 |
| 2012 | 61,390 |
| 2013 | 35,856 |
| 2014 | 7,706 |

Rent expense for the years ending September 30, 2010 and 2009 were $63,186 and $55,978, respectively.

**Note 5 – Related Party Transactions**

The Company owed one of its officers $613 at September 30, 2009 for expense reimbursement, classified as accounts payable on the accompanying statement of financial condition at that date.

**Note 6 – Employee Benefit Plans**

The Company has an employee welfare plan providing health insurance for the participants. Premiums paid under the plan were $10,906 and $13,664 for the years ended September 30, 2010 and 2009, respectively. The Company adopted a Simple IRA plan effective January 1, 2000. The Company's contributions for the years ended September 30, 2010 and 2009 were $13,485 and $12,421, respectively.

**Note 7 – Subsequent Events**

The Company has evaluated subsequent events through October 15, 2010, the date which the financial statements were available to be issued.

## SUPPLEMENTARY INFORMATION

**Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934**

**September 30, 2010**

## ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of September 30, 2010

| | |
|---|---|
| **Net capital** | |
| Total stockholders' equity at September 30, 2010 | $ 224,065 |
| Less ownership equity not allowable for net capital | |
| Plant and equipment, net | (26,178) |
| Prepaid expense, deposit and other receivable | (3,938) |
| Deposits | (4,959) |
| Net capital | $ 188,990 |
| **Aggregate indebtedness** | |
| Total aggregate indebtedness | $ 42,328 |
| **Computation of basic net capital requirements** | |
| Minimum net capital required | $ 5,000 |
| Excess of net capital | $ 183,990 |
| Ratio: aggregate indebtedness to net capital | .224 to 1 |

**Reconciliation with Company's Computation**

There are no material differences from the computation of net capital in the FOCUS Form Part II A for September 30, 2010 filed October 14, 2010.

**Hutchins & Haake, LLC**

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors and Stockholders
Assist Investment Management Company, Inc.
Leawood, Kansas

In planning and performing our audit of the financial statements of Assist Investment Management Company, Inc. for the year ended September 30, 2010, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
### *(continued)*

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2010, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

October 15, 2010
Overland Park, Kansas

**Hutchins & Haake, LLC**

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

## INDEPENDENT AUDITORS' REPORT ON AGREED-UPON PROCEDURES PERFORMED RELATIVE TO FORM SIPC-7

The Board of Directors and Stockholders
Assist Investment Management Company, Inc.
Leawood, Kansas

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed procedures enumerated below with respect to the accompanying General Assessment Reconciliation (form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by Assist Investment Management Company, Inc. (the Company) and SIPC solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with the respective cash disbursement entry in the Company's general ledger, noting no difference.
2. Compared and reconciled the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2010 to the amounts reported on Form SIPC-7 for the year ended September 30, 2010, and noted no differences.
3. Noted there were no adjustments reported in Form SIPC-7.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and its supporting schedules and work papers, noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters may have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Hutchins & Haake, LLC*

Hutchins & Haake, LLC
Certified Public Accountants

October 15, 2010
Overland Park, Kansas

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

# General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended September 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046447 FINRA SEP
ASSIST INVESTMENT MANAGEMENT CO INC
ATTN: ARTHUR C PETERSON
SUITE 240
11300 TOMAHAWK CREEK PKWY
LEAWOOD KS 66211-2610

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Arthur C. Peterson (913)648-1881

2. A. General Assessment (item 2e from page 2) — $ 679.00

B. Less payment made with SIPC-6 filed (exclude interest) — ( 391.00 )

04/12/2010
Date Paid

C. Less prior overpayment applied — ( 0 )

D. Assessment balance due or (overpayment) — 288.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum — 0

F. Total assessment balance and interest due (or overpayment carried forward) — $ 288.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $ 288.00

H. Overpayment carried forward — $( 0 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ASSIST INVESTMENT MANAGEMENT CO., INC.
(Name of Corporation, Partnership or other organization)

Arthur C Peterson
(Authorized Signature)

Dated the 2nd day of October, 2010.

President
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/01, 2009 and ending 09/30, 2010
**Eliminate cents**

| Item No. | | |
|---|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | | $ 1,391,337 |
| 2b. Additions: | | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | 0 |
| (2) Net loss from principal transactions in securities in trading accounts. | | 0 |
| (3) Net loss from principal transactions in commodities in trading accounts. | | 0 |
| (4) Interest and dividend expense deducted in determining item 2a. | | 0 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | | 0 |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | | 0 |
| (7) Net loss from securities in investment accounts. | | 0 |
| Total additions | | 0 |
| 2c. Deductions: | | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | | 1,016,553 |
| (2) Revenues from commodity transactions. | | 0 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | 53,863 |
| (4) Reimbursements for postage in connection with proxy solicitation. | | 0 |
| (5) Net gain from securities in investment accounts. | | 0 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | 49,219 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | 0 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | | 0 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. | $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). | $ 173 | |
| Enter the greater of line (i) or (ii) | | 173 |
| Total deductions | | 1,119,808 |
| 2d. SIPC Net Operating Revenues | | $ 271,529 |
| 2e. General Assessment @ .0025 | | $ 679 (to page 1, line 2.A.) |